                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     -------
                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
|X|    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

                  For the fiscal year ended DECEMBER 31, 1998
                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ________ to ________

       Commission file number     1-13144


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 ESI 401(k) PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         ITT EDUCATIONAL SERVICES, INC.

                       5975 CASTLE CREEK PARKWAY N. DRIVE
                                 P.O. BOX 50466
                        INDIANAPOLIS, INDIANA 46250-0466
                                 (317) 594-9499

                                 ESI 401(k) PLAN

             Annual Report to the Securities and Exchange Commission
                                December 31, 1998

ITEM 4. The ESI 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

FINANCIAL STATEMENTS AND EXHIBIT.


                                                               INDEX


                                                                                                               Page
                                                                                                               ----
Report of Independent Accountants................................................................................3

Statement of Net Assets Available for Plan Benefits, with Fund Information, at December 31, 1998.................4

Statement of Changes in Net Assets Available for Plan Benefits, with Fund
 Information, for the year ended December 31,
 1998............................................................................................................6

Notes to Financial Statements....................................................................................8

Supplemental Schedules:

             Item 27(a) - Schedule of Assets Held for Investment Purposes
             as of December 31, 1998 (Schedule I)................................................................13

             Item 27(d) - Schedule of Reportable Transactions for the year ended
             December 31, 1998 (Schedule V)......................................................................14

Signatures......................................................................................................S-1

Index to Exhibit................................................................................................S-2

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the ESI 401(k) Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the ESI 401(k) Plan at December 31, 1998, and the changes in net assets available for plan benefits for the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the period ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

Indianapolis, Indiana
June 28, 1999


ESI 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------

                                                              FUND INFORMATION
                           -------------------------------------------------------------------------------------------------
                                         AMERICAN     AMERICAN     AMERICAN
                            AMERICAN      CENTURY      CENTURY      CENTURY      AMERICAN CENTURY STRATEGIC ALLOCATION FUND:
                             CENTURY    REAL ESTATE    VALUE     INTERNATIONAL  --------------------------------------------
                           ULTRA FUND      FUND         FUND      GROWTH FUND   CONSERVATIVE      MODERATE      AGGRESSIVE
                           -----------  -----------  ----------  -------------  ------------    ------------  --------------
Investments, at fair
 value:
  Registered investment
    company                $ 4,076,269   $  5,998     $161,005    $ 1,282,943    $   135,250    $ 5,856,365      $  60,684
  Common/collective fund             -          -            -              -              -              -              -
  Employer securities                -          -            -              -              -              -              -
  Interest-bearing cash              -          -            -              -              -              -              -

Contributions
 receivable:
  Employer                           -          -            -              -              -              -              -
  Participant                   17,647        138        1,109          6,787            500         34,091          2,018

Participant loans                    -          -            -              -              -              -              -
                          ------------- ----------   ----------  -------------  ------------   ------------  -------------

Net assets available
 for plan benefits         $ 4,093,916   $  6,136     $162,114    $ 1,289,730    $   135,750    $ 5,890,456   $     62,702
                          ------------- ----------   ----------  -------------  -------------   ------------  -------------
                          ------------- ----------   ----------  -------------  -------------   ------------  -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


ESI 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, CONTINUED
DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------

                                                                FUND INFORMATION
                           -------------------------------------------------------------------------------------------------------
                              AMERICAN
                               CENTURY     JPM PIERPONT   JPM PIERPONT      SEI TRUST       ESI
                              INCOME AND    U.S. SMALL        BOND           STABLE        STOCK          LOAN
                             GROWTH FUND    COMPANY FUND      FUND         ASSET FUND       FUND          FUND           TOTAL
                          --------------  -----------------------------  ------------   -----------   ------------  --------------
Investments, at fair
 value:
  Registered investment
   company                  $ 11,897,746     $   252,509    $   923,227       $     -       $     -        $     -   $ 24,651,996
  Common/collective fund               -               -              -     5,554,066                            -      5,554,066
  Employer securities                  -               -              -             -    13,915,928              -     13,915,928
  Interest-bearing cash                -               -              -             -       145,023              -        145,023

Contributions receivable:
  Employer                             -               -              -             -        88,198              -         88,198
  Participant                     40,330           1,074          3,050        20,151        43,462              -        170,357

Participant loans                      -               -              -             -             -       2,236,484     2,236,484
                           --------------  --------------  -------------  ------------   -----------     -----------  ------------

Net assets available for
 plan benefits              $ 11,938,076    $    253,583    $   926,277   $ 5,574,217    $ 14,192,611    $2,236,484   $46,762,052
                           --------------  --------------  -------------  ------------   -------------   ----------- -------------
                           --------------  --------------  -------------  ------------   -------------   ----------- -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


ESI 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION FOR THE PERIOD ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------

                                                               FUND INFORMATION
                           -------------------------------------------------------------------------------------------------
                                         AMERICAN    AMERICAN     AMERICAN
                             AMERICAN     CENTURY     CENTURY      CENTURY       AMERICAN CENTURY STRATEGIC ALLOCATION FUND:
                             CENTURY    REAL ESTATE    VALUE     INTERNATIONAL  --------------------------------------------
                           ULTRA FUND      FUND        FUND       GROWTH FUND   CONSERVATIVE      MODERATE      AGGRESSIVE
                           -----------  -----------  ----------  -------------  ------------    ------------  --------------

Additions to net
 assets:
  Transfer in from
   ITT Plan                $ 3,269,267     $     -     $     -   $ 1,235,142       $      -     $ 6,144,190     $         -
  Contributions:
    Employer                     7,346          50         119         3,584            119           7,876              56
    Participant                252,191       1,534      11,423       104,933          3,753         479,875          18,762
    Rollover                    22,434         517      36,624        16,570          2,806          12,780           6,292
  Investment income:
    Net appreciation
      (depreciation) in
      fair value of
      investments              230,586        (657)    (18,627)      (81,080)        (1,821)       (117,364)        (14,596)
    Interest and dividends     345,036         157      25,201        21,197          5,013         318,351           1,985

Deductions from net
 assets:
  Disbursements to
    participants               (76,523)          -        (119)      (11,622)             -        (392,411)           (116)
  Administrative
    expenses                      (587)        (17)        (76)         (265)             -            (840)            (37)

Transfers (to) from
 other funds                    46,243       3,071     123,853        49,815        125,005        (540,203)         47,229
                          -------------  ----------  ----------   -----------   ------------  --------------  --------------
     Net increase            4,095,993       4,655     178,398     1,338,274        134,875       5,912,254          59,575

Net assets available
 for plan benefits,
 beginning of period                  -           -           -             -              -               -               -
                           ------------- -----------  ----------   -----------   ------------  --------------  --------------

Net assets available
 for plan benefits,
 end of period              $ 4,095,993    $  4,655   $ 178,398   $ 1,338,274    $   134,875     $ 5,912,254    $     59,575
                           ------------- -----------  ----------   -----------  -------------  --------------  --------------
                           ------------- -----------  ----------   -----------  -------------  --------------  --------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


ESI 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, CONTINUED
FOR THE PERIOD ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------

                                                                FUND INFORMATION
                          --------------------------------------------------------------------------------------------------------
                              AMERICAN
                               CENTURY     JPM PIERPONT   JPM PIERPONT      SEI TRUST       ESI
                              INCOME AND    U.S. SMALL        BOND           STABLE        STOCK          LOAN
                             GROWTH FUND    COMPANY FUND      FUND         ASSET FUND       FUND          FUND           TOTAL
                          --------------  --------------  -------------  ------------   -----------   ------------  --------------
Additions to net
 assets:
   Transfer in from
     ITT Plan              $ 10,859,028        $      -     $   669,748   $ 4,648,590   $ 9,247,887    $ 2,172,419     $38,246,271
   Contributions:
     Employer                    11,127              50             798         8,875     1,254,141              -      1,294,141
     Participant                617,989           9,874          33,881       300,434       700,873              -      2,535,522
     Rollover                    31,459           6,624          26,496       233,103         2,462              -        398,167
   Investment income:
     Net appreciation
       (depreciation)
       in fair value
       of investments           774,902          18,016          (9,090)            -     3,773,081              -      4,553,350
      Interest and
       dividends                515,132           5,212          38,404       204,888            16        105,863      1,586,455

Deductions from net
 assets:
   Disbursements to
     participants              (336,737)           (117)         (4,097)     (486,422)     (494,087)       (44,360)    (1,846,611)
   Administrative
     expenses                      (813)              -             (30)       (1,107)       (1,471)             -         (5,243)

Transfers (to) from
 other funds                   (377,656)        210,942         162,668       700,409      (548,818)        (2,558)             -
                          --------------  --------------  --------------  ------------   -----------   ------------  -------------
      Net increase           12,094,431         250,601         918,778     5,608,770    13,934,084      2,231,364     46,762,052

Net assets available
 for plan benefits,
 beginning of period                  -               -              -             -             -               -              -
                          --------------  --------------  --------------  ------------  ------------   ------------  -------------


Net assets available
 for plan benefits,
 end of period            $ 12,094,431     $   250,601     $    918,778   $ 5,608,770  $ 13,934,084    $ 2,231,364    $46,762,052
                         --------------   -------------   --------------  ------------ -------------   ------------  -------------
                         --------------   -------------   --------------  ------------ -------------   ------------  -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

ESI 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

  1.   SUMMARY OF PLAN PROVISIONS

       The following description of the ESI 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and the Plan document for more complete descriptions of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering all salaried employees of ITT Educational Services, Inc. ("ESI") (or an affiliate of ESI that adopts the Plan) who have completed one year of service. It is subject to
       Section 401(a) of the Internal Revenue Code (the "IRC") and the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ESI Employee Benefit Plan Administration and Investment Committee (the "Committee") is the plan administrator of the Plan for purposes of ERISA. J.P. Morgan/American Century Retirement Plan Services provides administrative services under a written agreement with the Committee. UMB Bank, N.A. is trustee of the trust for the Plan.

       The Plan became effective in June 1998. Prior to June 1998, ESI employees participated in The ITT 401(k) Retirement Savings Plan (the "ITT Plan") of ITT Corporation, ESI's former parent corporation. In June 1998, the portion of the ITT Plan assets attributable to ESI employees began being transferred to the ESI employees' Plan accounts, which is reflected in the statement of changes in net assets available for plan benefits as "Transfer in from ITT Plan." As of December 31, 1998, not all of the assets attributable to ESI employees in the ITT Plan had been transferred to the ESI employees' Plan accounts. All assets attributable to ESI employees that remain in the ITT Plan on December
       31, 1999, will be transferred to the ESI employees' Plan accounts.

       CONTRIBUTIONS

       Each year, a participant may contribute up to 16% of pretax annual base compensation, as defined in the Plan. ESI makes a matching contribution equal to 50% of the first 5% of base compensation that a participant contributes to the Plan during each payroll processing period. In addition, ESI makes a retirement contribution of 1% of a participant's base compensation for each payroll processing period. ESI contributions are made in or invested in ESI common stock. Participant contributions are invested among a number of available investment funds as directed by each participant. Contributions are subject to certain limitations.

       PARTICIPANT PLAN ACCOUNTS

       Each participant's Plan account is credited with the participant's contribution and allocations of (a) the ESI contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Earnings and administrative expenses are allocated based on account balances. Contributions are allocated based on the contribution formula described in the preceding paragraph. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of participant's Plan account. Forfeitures from terminated participants' nonvested accounts are used to reduce future ESI contributions.

--------------------------------------------------------------------------------

       VESTING

       Participants are 100% vested in their contributions and ESI retirement contributions, plus any actual earnings on those contributions. Vesting in the ESI matching contributions and the earnings on those contributions is based on the participant's years of continuous service with ESI in accordance with the following table:


                                                                                                              VESTED
              YEARS OF SERVICE                                                                                PERCENT
        -----------------------------                                                                       -----------
        Less than 1                                                                                                0%
        At least 1 but less than 2                                                                                20%
        At least 2 but less than 3                                                                                40%
        At least 3 but less than 4                                                                                60%
        At least 4 but less than 5                                                                                80%
        At least 5                                                                                               100%

       LOANS

       A participant may borrow from his or her Plan account, while employed by ESI, up to the lesser of $50,000 or 50% of the vested portion of the Plan account balance. Loan terms cannot exceed five years, unless the loan is to be used in conjunction with the purchase of a participant's primary residence. The loans are secured by the amounts transferred to the Loan Fund (as defined in the Plan) from the participant's Plan account and bear interest at a rate determined by the Committee. Loan principal and interest are paid ratably by monthly payroll deductions, or as otherwise agreed to by the participant and the Committee.

       INVESTMENT OPTIONS

       The Plan trustee has established and maintains 12 separate investment funds into which participants may direct their contributions. Those 12 separate funds are as follows:

       - AMERICAN CENTURY ULTRA FUND--Invests in a diversified portfolio of medium- and large-size companies that fund management considers to have above-average potential for appreciation.

       - AMERICAN CENTURY REAL ESTATE FUND--Invests primarily in securities issued by real estate investment trusts with potential for long-term capital appreciation.

       - AMERICAN CENTURY VALUE FUND--Invests in equity securities of well-established companies that fund management believes to be undervalued at the time of purchase.

       - AMERICAN CENTURY INTERNATIONAL GROWTH FUND--Invests in a diversified range of foreign companies with above-average potential for appreciation.

       - AMERICAN CENTURY STRATEGIC ALLOCATION FUND: CONSERVATIVE--Invests in bond and money market securities and equity securities with the objective of moderate long-term growth.

       - AMERICAN CENTURY STRATEGIC ALLOCATION FUND: MODERATE--Invests in equity securities and maintains a sizable stake in bonds and money market securities to provide long-term growth and some regular income.

------------------------------------------------------------------------------

       - AMERICAN CENTURY STRATEGIC ALLOCATION FUND: AGGRESSIVE--Invests in equity securities and some bonds and money market securities to provide long-term growth and a small amount of income.

       - AMERICAN CENTURY INCOME & GROWTH FUND--Invests in stocks of companies with strong dividend growth potential and large U.S. companies whose stocks appear under-valued.

       - JPM PIERPONT U.S. SMALL COMPANY FUND--Invests in equity securities of small companies considered to be likely to provide a high total return.

       - JPM PIERPONT BOND FUND--Invests in a diversified portfolio of fixed income securities, including, but not limited to, U.S. government and agency securities, corporate securities, private placements and asset-backed mortgage-related securities.

       - SEI TRUST STABLE ASSET FUND--Invests exclusively in a diversified pool of high-quality fixed income securities.

       -   ESI STOCK FUND--Invests in shares of ESI common stock.

       FUND TRANSFERS

       Transfers between funds result from participants redirecting their contributions between the funds listed above.

       DISTRIBUTIONS

       A participant is eligible to receive a distribution from the Plan upon the participant's termination of service, death, disability, retirement or demonstration of financial hardship. Payments are normally made in the form of a single lump sum. If the value of the participant's vested Plan account balance exceeds $5,000, however, the participant may elect instead to receive payment in one of the following forms: (a) annual installments; (b) monthly installments; or (c) a nonforfeitable annuity, which will be purchased from an insurance company by the Plan on the participant's behalf.



   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

------------------------------------------------------------------------------

       INVESTMENTS AND INVESTMENT INCOME

       Investments, which are exposed to various risks, such as interest rate, market and credit risks, are stated at fair value as determined by the Plan trustee as the quoted market value or unit values based upon quoted market values as of the last business day of the plan year. Participant loans are valued at cost, which approximates fair value.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       PAYMENT OF BENEFITS

       Disbursements to participants are recorded when paid.



   3.  INVESTMENTS

       The following is a summary of investments at December 31, 1998 that represent 5% or more of net assets available for Plan benefits:


                                                                                               DECEMBER 31, 1998
                                                                                         -------------------------------
                                                                                                            CURRENT
                                                                                            SHARES           VALUE
                                                                                         -------------  ----------------
        SEI Trust Stable Asset Fund                                                         5,554,066        $5,554,066
        American Century Strategic Allocation Fund: Moderate                                  943,054         5,856,365
        American Century Income & Growth Fund                                                 406,761        11,897,747
        American Century Ultra Fund                                                           122,007         4,076,269
        ESI Stock Fund                                                                        409,292        14,060,951

   4.  ADMINISTRATIVE FEES

       Participant accounts were charged $5,243 for administrative fees related to the Plan for the period ended December 31, 1998. ESI paid administrative fees of $38,707 for the period ended December 31, 1998.

   5.  RELATED-PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by J.P. Morgan/American Century or its affiliates and, therefore, these investments qualify as party-in-interest transactions, which are exempt from the ERISA prohibited transaction rules. In addition, participants in the Plan may invest their contributions in the ESI Stock Fund, which primarily holds shares of ESI common stock. At December 31, 1998, the ESI Stock Fund held 409,292 shares with a historical cost of $10,224,846 and a market value of $13,915,928.

-----------------------------------------------------------------------------



   6.  PLAN TERMINATION

       Although it has not expressed any intent to do so, ESI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.



   7.  INCOME TAX STATUS

       The Internal Revenue Service issued a determination letter on April 13, 1999 stating that the Plan qualifies for tax-exempt status under the applicable provisions of the IRC.

ESI 401(k) PLAN
LINE 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                            DESCRIPTION                                     CURRENT
        IDENTITY OF PARTY                                    OF ASSET                       COST             VALUE
---------------------------------------        -------------------------------------   --------------    --------------
Participant loans*                             Rates range from 8.75%-9.5%               $2,236,484        $2,236,484
SEI Trust Stable Asset Fund*                   Common/collective fund                     5,554,066         5,554,066
American Century Ultra Fund*                   Registered investment company              3,852,251         4,076,269
American Century Real Estate Fund*             Registered investment company                  6,625             5,998
American Century Value Fund*                   Registered investment company                180,159           161,005
American Century International
  Growth Fund*                                 Registered investment company              1,348,325         1,282,943
American Century Strategic Allocation
  Fund: Conservative*                          Registered investment company                137,075           135,250
American Century Strategic Allocation
  Fund: Moderate*                              Registered investment company              5,931,496         5,856,365
American Century Strategic Allocation
  Fund: Aggressive*                            Registered investment company                 59,556            60,684
American Century Income & Growth Fund*         Registered investment company             11,077,650        11,897,746
J.P. Morgan Pierpont Small Company Fund*       Registered investment company                246,598           252,509
J.P. Morgan Pierpont Bond Fund*                Registered investment company                932,646           923,227
ESI Stock Fund*                                Common stock                              10,224,846        13,915,928
ESI Stock Fund*                                Cash                                         145,023           145,023
                                                                                        ------------      ------------

                                                                                        $41,932,800       $46,503,497
                                                                                        ------------      ------------
                                                                                        ------------      ------------

*Denotes party-in-interest

ESI 401(k) PLAN
LINE 27d--SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
FOR THE PERIOD ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------


                                                                                                       CURRENT VALUE   NET
                                                                                                        OF ASSET ON    GAIN
                                            DESCRIPTION            PURCHASE PRICE (P)      COST OF     TRANSACTION      OR
   IDENTITY OF PARTY                          OF ASSET              SALES PRICE (S)         ASSET         DATE        (LOSS)
----------------------------------  -----------------------------  -------------------   -----------  -------------  --------
American Century Ultra Fund*        Registered investment company    $  4,338,874 (P)    $ 4,338,874   $  4,338,874   $    -

American Century Ultra Fund*        Registered investment company         493,192 (S)        486,623        493,192    6,569

American Century Strategic
  Asset Allocation Fund: Moderate*  Registered investment company       7,286,007 (P)      7,286,007      7,286,007        -

American Century Strategic Asset
  Allocation Fund: Moderate*        Registered investment company       1,312,278 (S)      1,354,511      1,312,278  (42,233)

American Century Income and
  Growth Fund*                      Registered investment company      12,677,769 (P)     12,677,769     12,677,769        -

American Century Income and
  Growth Fund*                      Registered investment company       1,554,924 (S)      1,600,120      1,554,924  (45,196)

ESI Stock Fund*                     Common stock                       13,211,721 (P)     13,211,721     13,211,721        -

ESI Stock Fund*                     Common stock                        2,923,852 (S)      2,696,830      2,923,852  227,022

SEI Trust Stable Asset Fund*        Common/collective fund              7,911,472 (P)      7,911,472      7,911,472        -

SEI Trust Stable Asset Fund*        Common/collective fund              2,357,406 (S)      2,357,406      2,357,406        -


*Denotes party-in-interest

                                   SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the ESI Employee Benefit Plan Administration and Investment Committee of the ESI 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



ESI 401(k) PLAN



By:   /s/ Gene A. Baugh                     Date: June 29, 1999
    -------------------------
          GENE A. BAUGH
    MEMBER



By:   /s/ G. Elaine Johnson                 Date: June 29, 1999
    --------------------------
          G. ELAINE JOHNSON
    MEMBER



By:   /s/ Sharon L. Murley                  Date: June 29, 1999
    --------------------------
          SHARON L. MURLEY
    MEMBER



By:   /s/ Joseph B. Rainier                 Date: June 29, 1999
    --------------------------
          JOSEPH B. RAINIER
    MEMBER



By:   /s/ Jennifer E. Yonce                 Date: June 29, 1999
    ---------------------------
          JENNIFER E. YONCE
    MEMBER

                               INDEX TO EXHIBIT



  Exhibit
    No.                                   Description
-----------------------------------------------------------------------------
     23           Consent of Independent Accountants.........................
























                                   S-2